Exhibit 12.1

ITC HOLDINGS CORP.

Computation of Ratios of Earnings to Fixed Charges

Our ratios of earnings to fixed charges were as follows for the periods indicated in the table below:

	For the Three Months Ended	Year Ended December 31,
(In thousands, except ratio of earnings to fixed charges)	March 31, 2016	2015	2014	2013	2012	2011
Earnings are defined:
Net income	$64,237	$242,406	$244,083	$233,506	$187,876	$171,685
Add: Income tax provision	39,743	141,471	150,322	118,862	108,632	94,749
Add: Fixed charges	52,197	210,535	191,755	176,298	162,728	151,586
Less: Capitalized interest	1,780	6,756	5,119	7,979	6,994	4,650
Earnings as defined	$154,397	$587,656	$581,041	$520,687	$452,242	$413,370

Fixed charges are defined:
Interest expense — net	$50,417	$203,779	$186,636	$168,319	$155,734	$146,936
Add: Capitalized interest	1,780	6,756	5,119	7,979	6,994	4,650
Fixed charges as defined	$52,197	$210,535	$191,755	$176,298	$162,728	$151,586
Ratio of earnings to fixed charges	2.96	2.79	3.03	2.95	2.78	2.73

Our ratios of earnings to fixed charges were computed based on:

•                  “earnings,” which consist of net income before income taxes and fixed charges, excluding capitalized interest; and

•                  “fixed charges,” which consist of interest expense including capitalized interest.